Exhibit 99.1

Golden Star Hosts an Analyst and Investor Site Visit

TORONTO, Nov. 8, 2018 /CNW/ - Golden Star Resources (NYSE American: GSS; TSX: GSC; GSE: GSR) ("Golden Star" or the "Company") is hosting an analyst and investor visit to its two mines in Ghana on November 8 and 9, 2018.

During these two days, the investor and analyst group will visit the Company's two high grade underground mines (Wassa Underground and Prestea Underground) and they will be given a series of technical presentations, which will cover certain aspects of the Company's operations including elements of its exploration program.

At Wassa, the visit will focus on Golden Star's plans to expand Wassa Underground's production rate to 4,000 tonnes per day by mid-2020 and on its exploration program, which has the objective of gaining a more thorough understanding of the potential of Wassa South and the Father Brown satellite deposit.

At Prestea, the visit will focus on the Prestea Improvement Plan, which has the objective of reducing the Prestea Complex's annual operating costs and increasing Prestea Underground's production rate, in addition to Prestea Underground's exploration potential.

The technical presentations are available on the Company's website at: http://www.gsr.com/investors/events-and-presentations/default.aspx

Company Profile:

Golden Star is an established, African focused gold producer that owns and operates the Wassa and Prestea mines in Ghana. Listed on the NYSE American, the Toronto Stock Exchange and the Ghanaian Stock Exchange, the Company's objective is to grow into a best-in-class, mid-tier gold producer.  Golden Star aims to expand its production profile through the exploration and development of its existing mines, particularly Wassa, and through the acquisition of additional mines. Gold production guidance for 2018 is 225,000-235,000 ounces at a cash operating cost per ounce of $790-830.  As the winner of the PDAC 2018 Environmental and Social Responsibility Award, Golden Star is committed to leaving a positive and sustainable legacy in its areas of operation.

Statements Regarding Forward-Looking Information

Some statements contained in this news release are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and "forward looking information" within the meaning of Canadian securities laws. Forward looking statements and information include, but are not limited to, statements and information regarding: the expansion of Wassa Underground's production rate to 4,000 tpd; the ability of the exploration program to gain a more thorough understanding of Wassa South and Father Brown's potential; the decrease of annual operating costs at Prestea; the increase of the production rate at Prestea Underground; the exploration potential at Prestea Underground; the ability of Golden Star to achieve its full year 2018 guidance in terms of gold production and cash operating cost per ounce. Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. Investors are cautioned that forward-looking statements and information are inherently uncertain and involve risks, assumptions and uncertainties that could cause actual facts to differ materially. There can be no assurance that future developments affecting the Company will be those anticipated by management. Please refer to the discussion of these and other factors in Management's Discussion and Analysis of financial conditions and results of operations for the year ended December 31, 2017.  Additional factors are also included in our annual information form for the year ended December 31, 2017 which is filed on SEDAR at www.sedar.com. The forecasts contained in this press release constitute management's current estimates, as of the date of this press release, with respect to the matters covered thereby. We expect that these estimates will change as new information is received. While we may elect to update these estimates at any time, we do not undertake to update any estimate at any particular time or in response to any particular event.

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SOURCE Golden Star Resources Ltd.

View original content: http://www.newswire.ca/en/releases/archive/November2018/08/c1744.html

%CIK: 0000903571

For further information: please visit www.gsr.com or contact: Katharine Sutton, Vice President, Investor Relations and Corporate Affairs, +1 416 583 3800, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 06:55e 08-NOV-18